Exhibit 99.4

Sphere 3D Announces Private Placement Financing

Company announces placement of approximately U.S. $4.1 million of Equity Securities

SAN JOSE, CA – May 13, 2015 – Sphere 3D Corp. (Nasdaq:ANY) has signed definitive agreements for a private placement of 1,281,250 Common Shares of the Company and Warrants to purchase up to 1,281,250 Common Shares for a gross purchase price of approximately U.S.$4.1 million on May 13, 2015. The purchase price for one Common Share and a Warrant to purchase one Common Share is U.S.$3.20. The Warrants will have an exercise price of U.S.$4.00 per share, a five year term, and are exercisable in whole or in part, at any time prior to expiration. The transaction is anticipated to close on or about May 18, 2015 subject to customary closing conditions. The Company intends to use the proceeds from the offering for general corporate and working capital purposes. In connection with this private placement, the Company has agreed to file a registration statement to register the resale of these Common Shares and the Common Shares purchased upon exercise of the Warrants with the U.S. Securities and Exchange Commission within 90 days of the closing of the private placement, and use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and no later than 90 days after the filing of the registration statement. In addition, subject to certain conditions, the Company has agreed to adjust the exercise price for the Warrants and give the private placement investors additional Common Shares if, in connection with an equity capital raise for cash within the 45 day period following the signing of the definitive agreements, the Company sells Common Shares at a price per share that is lower than $3.20 or sells new warrants to purchase Common Shares with an exercise price per share that is lower than $4.00. If the Company enters into agreements with additional investors to purchase Common Shares and/or warrants to purchase Common shares within this 45 day period, such additional investors may be joined as parties to the registration rights agreement entered into in connection with the private placement.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR ANY STATE THEREOF ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

About Sphere 3D

Sphere 3D Corp. (Nasdaq:ANY) is a virtualization technology and data management solutions provider with a portfolio of workload-optimized solutions that address IT needs for delivering productivity through workspace and data infrastructure and management. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage platforms, allowing organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0® platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 hyper-converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtual workspace workloads. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in our ability to close the private placement, to receive the anticipated proceeds, to sell additional securities, to register the securities sold in the private placement or in future financings; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contact:

Pattie Adams

Director, Global Corporate Communications

+1 408/283-4779

pattie.adams@sphere3d.com